UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

SOUTHERN BELLA, INC.
(Name of Issuer)

Common Stock, par value $0.000001
(Title of Class of Securities)

842344103
(CUSIP Number)

Scott E. Bartel
Locke Lord Bissell & Liddell LLP
500 Capitol Mall, Suite 1800
Sacramento, CA 95814
(916) 930-2500
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 842344103
1.	Names of Reporting Persons .................................................................................................. Geoff Evett I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ................................................................................................................................................  □

(b) ................................................................................................................................................  □

3	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) ...................................................................................... PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .. □
6.	Citizenship or Place of Organization ...................................................................................... United Kingdom
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power ............................................................................................................ 8,166,667
8. Shared Voting Power ........................................................................................................ 0
9. Sole Dispositive Power .................................................................................................... 8,166,667
10. Shared Dispositive Power ............................................................................................... 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ................................ 8,166,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) ........................................................ 94%
14.	Type of Reporting Person (See Instructions)......................................................................... IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of common stock, $0.000001 par value (the “Common Stock”) of Southern Bella, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 222 E. Jones Avenue, Wake Forest, NC 27587.

Item 2.  Identity and Background

(a)           This statement is being filed on behalf of Geoff Evett (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o Southern Bella, 222 E. Jones Avenue, Wake Forest, NC 27587.

(c)           The Reporting Person is President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer.  The Issuer’s principal business address is 222 E. Jones Avenue, Wake Forest, NC 27587.

(d)           Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration

Utilizing personal funds, effective as of May 16, 2011 (the “Closing”), the Reporting Person acquired 8,166,667 shares of Common Stock (the “Shares”) pursuant to the terms of a Stock Purchase Agreement (“Stock Purchase Agreement”) by and between the Reporting Person and Wendi and Michael Davis (“Sellers”), in exchange for a cash payment of $220,000.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Shares for investment purposes and as part of a change of control of the Issuer.  As a component to the Stock Purchase Agreement, effective as of Closing, the Reporting Person was appointed as the Issuer’s President, Chief Executive Officer, Chief Financial Officer and Secretary.  Further, as of the Closing, the Sellers submitted their resignations from their Director positions, such resignations to be effective 10 days after the filing and mailing of the Information Statement on May 17, 2010.  On such date, the Reporting Person shall be appointed as the sole Director of the Issuer.

         Subject to ongoing evaluation, it is the present intention of the Reporting Person to take necessary corporate action in order to cause Issuer to amend its certificate of incorporation to (i) change its name to Great American Energy, Inc., and (ii) effect an 80-for-1 forward stock split of the Issuer’s Common Stock (the “Stock Split”) as soon as is practicable.

Subject to ongoing evaluation, it is the present intention of the Reporting Person to take necessary corporate action in order to cause the Issuer to exercise its put option (the “Put Option”) to sell 100 shares of common stock of its subsidiary, Uptone Pictures, Inc., (“Uptone”), such shares constituting all issued and outstanding shares of Uptone (“Uptone Shares”), to the Sellers at a future date.  The Issuer acquired the Put Option pursuant to the terms of that certain Subsidiary Put Option Agreement entered into by the Issuer and the Reporting Person on May 13, 2011 (“Put Option Agreement”).  The Put Option will expire on May 13, 2014, unless it is terminated earlier under the terms of the Put Option Agreement.  The foregoing description to the Put Option Agreement is qualified in its entirety by reference to the disclosure content and exhibits of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 18, 2011.  The Form 8-K, including the content therein and the exhibits thereto, is further incorporated herein by reference as Exhibit A hereto.

Subject to ongoing evaluation, it is the present intention of the Reporting Person to take necessary corporate action to identify a suitable additional operating subsidiary for acquisition prior to the Issuer’s exercise of the Put Option to sell the Uptone Shares to the Sellers, as described above.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 8,166,667 shares of the Issuer’s Common Stock, which represents approximately 94% of the Issuer’s issued and outstanding Common Stock.  Such percentage calculation is based upon 8,666,667 issued and outstanding shares of Common Stock as disclosed and reported in the Issuer’s Information Statement under Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, as filed with the SEC on May 16, 2011 (the “Information Statement”).  The Information Statement, including the content therein and the exhibits thereto, is further incorporated herein by reference as Exhibit B hereto.

(b)	The Reporting Person has sole voting and dispositive power over his 8,166,667 shares of the Issuer’s Common Stock.

(c)
Other than the acquisition of the Shares as reported herein, and as described under Items 3 and 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.  The content of the foregoing Items is hereby incorporated herein by reference in entirety.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 8,166,667 shares of Common Stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described under Items 3 and 4, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.  The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Form 8-K(1)
Exhibit B – Information Statement(2)

*           Attached herewith.
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2011.
(2)	Incorporated by reference to the Issuer’s Information Statement filed with the SEC on May 16, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOFF EVETT

/s/ Geoff Evett

Date:    May 25, 2011